By EDGAR Correspondence and Facsimile

June 29, 2011

Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:     Franklin Resources, Inc.
Form 10-K for the year ended September 30, 2010
Filed November 16, 2010
File No. 1-9318

Dear Mr. Cash:

Pursuant to our conversation with the staff on June 27, 2011 about the request to provide additional disclosures on the impact of the changes in assets under management (“AUM”) on our results, we are submitting this revised response to your letter dated May 6, 2011. This letter supersedes our letter dated June 6, 2011.

Set forth below are each of the comments in your letter followed by our response.

Form 10-K for the fiscal year ended September 30, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

1.	Comment:

We note your response to our prior comment one and have the following additional comments:

•
We note your statement that your investment management fee [rates] have not varied significantly from period to period. To the extent that you experience future significant changes in investment management fee [rates] such as, but not limited to, changes in total average fees, changes in fees by asset class, or changes in fees by any other fund criteria, please revise future filings to quantify the changes and their impact on your results.

•
We note your disclosure on page 43 of your Form 10-K that your actual effective investment management fee [rates] by asset class may vary from the industry asset-weighted management fee rates. To the extent that significant variances exist, please revise future filings to quantify and discuss the differences, including their impact on your results.

•
We note your statement that you have not experienced any material shifts in your average effective fee rate. To the extent that your average effective rate does not change on a total basis in a given period, but is characterized by significant offsetting increases and decreases by asset class, please quantify and discuss these changes and their impact on your results in future filings.

•
We note you intend to include disclosures regarding your aggregate fund performance and competing funds' performance. Please also disclose and discuss your fund performance by asset type and competing funds' performance by asset type.

•
We note your statement in your letter dated March 11, 2011 that changes in your AUM [mix] by investment objective is one of the most significant factors affecting your effective investment management fee rate. Please revise future filings to include a more specific and comprehensive discussion regarding how changes in AUM [mix] by investment objective impacts your effective management fee rate and quantify the impact on your results.

•	Please provide the revised disclosures in your next Form 10-Q.

In addition, we remind you that one of the purposes of MD&A is to enable investors to see the company through the eyes of management. Given that management does have certain quantified information regarding investment management fee rates by asset class, please continue to consider what additional quantitative disclosures you can provide to convey material trends and variability of your operations in order to help investors evaluate your results.

Response:

In future filings, beginning with our next Form 10-Q, we will:

•	Quantify any significant changes in our investment management fee rates and their impact on our results.

•	Quantify and discuss any significant variances in our effective investment management fee rates from the “industry asset-weighted average management fee rates,” including their impact on our results.

•	Quantify any significant offsetting increases and decreases in our average effective management fee rate by investment objective and discuss the impact of these changes on our results.

•	Provide a more specific and comprehensive discussion regarding how changes in our AUM mix by investment objective impact our effective management fee rate and quantify the impact on our results.

We are currently evaluating the quality of available data with the intention to include a comparison of our aggregate fund performance to competing funds' performance in future filings no later than in our Form 10-K for the year ending September 30, 2011. It is our intention to disclose and discuss the aggregate fund performance by investment objective.

Critical Accounting Policies, page 53
Fair Value Measurements, page 53

2.	Comment:

We note your response to our prior comment two and the additional disclosures you will provide in future filings. Please revise these disclosures to include a more specific and comprehensive discussion regarding why you are unable to provide a meaningful sensitivity analysis of how changes in assets under management would impact your results.

Response:

Pursuant to our conversations on May 26, 2011 and June 27, 2011, we now have a better understanding of the staff's concerns reflected by this comment.

We understand one objective of the comment is to address the potential impact on our results from changes in the fair value of our AUM for which our management judgment is involved, specifically those for which the fair value measurements are provided entirely by independent third-party brokers or dealers (Level 2) and based on significant unobservable inputs (Level 3).

We will include a disclosure of the percentage of our AUM for which fair value is measured based on Level 1, Level 2 and Level 3. We are currently evaluating the available data with the intention to include this information in future filings no later than in our Form 10-K for the year ending September 30, 2011. As historical data is not available, this disclosure will be provided on a prospective basis for the first year, after which comparative data will be provided.

We understand that a secondary objective of this comment is to address the potential impact on our results from changes in our AUM mix. Over the past 10 years, our effective investment management fee rate has not changed significantly from period to period, including during the global financial crisis when the AUM mix shifted from equity to fixed-income products. We have consistently disclosed the mix of our AUM in our filings and discussed its impact on the effective investment management fee rate. As discussed in prior responses, in future filings we will provide additional disclosures about the mix of AUM by investment objective and geography. Also, as noted in our response to comment one above, in future filings we will quantify any future significant changes in the fee rate and their impact on our results. We believe that with these enhanced disclosures we will provide investors with sufficient information to understand the potential impact on our results from changes in our AUM mix.

Please do not hesitate to contact me at 650-312-2230 if you have any additional questions.

Sincerely,

/s/ Kenneth A. Lewis

Kenneth A. Lewis
Executive Vice President and Chief Financial Officer
Franklin Resources, Inc.

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